Exhibit 107.1

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Ironwood Institutional Multi-Strategy Fund LLC
(Name of Issuer)

Ironwood Institutional Multi-Strategy Fund LLC
(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,143,854,241 (1)	0.00015310	$175,124.08 (2)
Fees Previously Paid	-		-
Total Transaction Valuation	$1,143,854,241 (1)
Total Fees Due for Filing			$175,124.08 (2)
Total Fees Previously Paid			$0.0
Total Fee Offsets			$0.0
Net Fee Due			$175,124.08 (2)

(1)
Calculated as the aggregate maximum value of limited liability company interests (“Units”) of Ironwood Institutional Multi-Strategy Fund LLC (the “Company”) being purchased, based upon 20% of the net asset value of the Company as of July 31, 2025.

(2)	Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.